Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, NY 10010

Goldman, Sachs & Co.

85 Broad Street

New York, NY 10004

November 4, 2009

Re:	STR Holdings (New) LLC Registration Statement on Form S-1 Registration File No. 333-162376

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jay Ingram

Dear Mr. Ingram:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus issued October 22, 2009 was distributed during the period October 22, 2009 through 5:00 p.m., Eastern Standard Time, November 2, 2009, as follows:

Preliminary Prospectus
5356 to 8 Underwriters and Dealers
2199 to 2199 Institutions
9 to 3 Rating Agencies
0 to 0 Others
Total:	7564

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of STR Holdings (New) LLC for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:30PM Eastern Standard Time on November 5, 2009, or as soon thereafter as practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

By:	Credit Suisse Securities (USA) LLC

/s/ Mark Filipski
Name: Mark Filipski
Title: Managing Director

By:	Goldman, Sachs & Co.

/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.